Mail Stop 4720

September 15, 2009

Richard J. Freer, Ph.D.
Chief Operating Officer and Acting Secretary
Commonwealth Biotechnologies, Inc.
601 Biotech Drive
Richmond, Virginia 23235

       Re: **Commonwealth Biotechnologies, Inc.**
             Revised Preliminary Proxy Statement on Form PRER14A
             Filed September 14, 2009
             File No. 001-13467

Dear Dr. Freer:

       We have completed our review of your Revised Preliminary Proxy Statement on Form PRER14A and have no further comments at this time.

                            Sincerely,

                            Jeffrey Riedler
                          Assistant Director